August 15, 2008
Marisa A. Murtagh

By EDGAR SUBMISSION	+1 617 526 6993 (t)
+1 617 526 5000 (f)
marisa.murtagh@wilmerhale.com

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE

Washington, D.C. 20549
Mail Stop 3561

Attention:  Mara Ransom, Legal Branch Chief

Re:                               Staples, Inc.
Annual Report on Form 10-K for the Year Ended February 2, 2008
Filed March 4, 2008
Definitive Proxy Statement on Schedule 14A
Filed April 28, 2008
File No. 0-17586

Dear Ms. Ransom:

On behalf of Staples, Inc. (the “Company”), this letter is being submitted in response to comments received by the Company from the staff of the Securities and Exchange Commission (the “Staff”) by letter dated August 12, 2008 with respect to the Company’s Annual Report on Form 10-K for the year ended February 2, 2008 and Definitive Proxy Statement on Schedule 14A filed April 28, 2008 (the “Comments”).

This letter formally confirms the oral request that the Company be granted an extension of time to provide a response to the Comments and your oral agreement to such an extension received via voicemail to Mark G. Borden of this firm on August 14, 2008.  As conveyed in that request, the Company will file a response to the Comments on or before September 9, 2008.

If you require additional information, please feel free to contact me at the telephone number indicated above or Mark G. Borden of this firm at (617) 526-6675.

Very truly yours,

/s/ Marisa A. Murtagh
Marisa A. Murtagh

cc:           Mark G. Borden, Esq.
                Cristina Gonzalez, Esq. — Staples, Inc.